INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

First Quarter Ended

March 31, 2012

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

The accompanying unaudited interim consolidated financial statements (“financial statements”) for the first quarter ended March 31, 2012, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on May 8, 2012. These financial statements have not been audited or reviewed by the Company’s external auditors.

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

The following financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”).

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The financial statements have been prepared in United States dollars (“USD” or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2011.

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to Interim Consolidated Financial Statements	Pages 9-30

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in United States dollars, unaudited)

		March 31,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$12,328,500	$9,963,100
Investments available-for-sale		532,700	323,900
Gold inventories	4	15,531,300	14,735,500
Prepaids and other current assets		1,567,300	1,615,500
Total current assets		29,959,800	26,638,000

Non-current assets
Property, plant, mine development and mineral interests, net	5	84,823,700	82,481,200
Restricted cash and marketable securities held in surety	6	4,945,800	5,743,800
Production stripping costs, net	7	5,494,200	5,896,500
Deferred income tax	13	9,461,200	10,423,000
Other non-current assets		22,800	22,800

Total assets		$134,707,500	$131,205,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$3,483,300	$3,724,500
Derivative liabilities	8	1,728,900	1,459,000
Asset retirement obligations	9	1,207,700	1,181,100
Notes payable	10	2,802,900	19,908,600
Gold bonds, net of discount	12	3,338,500	3,286,400
Finance leases	11	774,700	746,000
Income taxes payable	13	41,600	372,300
Other current liabilities		635,200	686,600
Total current liabilities		14,012,800	31,364,500
Non-current liabilities
Notes payable	10	19,076,300	1,570,500
Derivative liabilities	8	1,232,300	1,386,100
Gold bonds, net of discount	12	2,640,600	3,494,800
Finance leases	11	1,688,800	1,731,300
Asset retirement obligations	9	4,811,700	4,866,500
Total liabilities		43,462,500	44,413,700

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 121,570,340 at March 31, 2012, and 117,374,643 at December 31, 2011	15	107,123,000	104,287,100
Contributed surplus		5,108,800	4,990,500
Deficit		(21,167,800)	(23,028,200)
Accumulated other comprehensive gain		181,000	542,200
Total shareholders' equity		91,245,000	86,791,600

Total liabilities and shareholders' equity		$134,707,500	$131,205,300

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman
May 8, 2012	May 8, 2012

The accompanying notes are an integral part of these financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Three Months Ended March 31

(in United States dollars, except per share data, unaudited)

	Notes	2012	2011
REVENUE
Gold and by-product sales		$15,872,400	$9,209,700

EXPENSES (RECOVERIES)
Cost of sales, excluding depreciation	20	8,620,000	6,036,600
Depreciation, cost of sales	20	2,224,000	1,400,300
General and administrative		1,073,100	982,000
Depreciation – G&A only		15,400	32,600
Exploration	2	127,500	71,800
Subtotal operating expense		12,060,000	8,523,300

Operating profit		3,812,400	686,400

OTHER INCOME (EXPENSE)
Interest income		5,600	10,900
Interest expense		(474,600)	(645,800)
Realized loss on derivatives	8	(446,600)	(250,000)
Unrealized loss on derivatives	8	(116,100)	(32,800)
Loss on asset disposals		(14,400)	-
Gain on sale of investments available-for-sale		95,900	85,000
Other income (expense)		-	(1,900)
Subtotal other income (expense)		(950,200)	(834,600)

Income (loss) before income tax		2,862,200	(148,200)

Income tax	13	(1,001,800)	-

Net income (loss)		$1,860,400	$(148,200)

COMPREHENSIVE INCOME (LOSS)
Unrealized (loss) on translating the financials of self sustaining foreign operations		(380,500)	(43,600)
Unrealized gain on investments available-for-sale		8,800	86,400
Reclassification adjustment for gains included in net income		10,500	-
Other comprehensive (loss) gain		(361,200)	42,800

Comprehensive income (loss)		$1,499,200	$(105,400)

EARNINGS (LOSS) PER SHARE
Basic income (loss) per share	21	$0.02	$(0.00)

Diluted income (loss) per share	21	$0.01	$(0.00)

Basic weighted-average shares outstanding		118,972,827	99,469,135
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		6,246,146	-

Diluted weighted-average shares outstanding		125,218,973	99,469,135

The accompanying notes are an integral part of these financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Months Ended March 31

(in United States dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of		Retained	Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balance, January 1, 2011	99,002,468	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Share-based compensation	-	-	-	109,100	-	109,100
Unrealized gain on available for sale securities	-	-	-	-	86,400	86,400
Debentures converted into shares	2,000,000	1,025,000	-	(86,600)	-	938,400
Foreign exchange (loss)	-	-	-	-	(43,600)	(43,600)
Net loss	-	-	(148,200)	-	-	(148,200)

Balance, March 31, 2011	101,002,468	$92,002,700	$(38,260,800)	$4,383,700	$(46,900)	$58,078,700

Balance, January 1, 2012	117,374,643	$104,287,100	$(23,028,200)	$4,990,500	$542,200	$86,791,600

Share-based compensation	-	-	-	144,800	-	144,800
Exercise of stock options	437,454	453,800	-	(453,800)	-	-
Unrealized gain on available for sale securities	-	-	-	-	8,800	8,800
Reclassification adjustment for gains included in net income	-	-	-	-	10,500	10,500
Shares issued to Sprott for extension of debt financing terms (Note 10)	618,556	600,500	-	-	-	600,500
Shares issued for warrants exercised	3,139,687	1,781,600	-	427,300	-	2,208,900
Foreign exchange (loss)	-	-	-	-	(380,500)	(380,500)
Net income	-	-	1,860,400	-	-	1,860,400

Balance, March 31, 2012	121,570,340	$107,123,000	$(21,167,800)	$5,108,800	$181,000	$91,245,000

The accompanying notes are an integral part of these financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For theThree Months Ended March 31

(in United States dollars, unaudited)

	Note	2012	2011
Cash flows from operating activities:
Net income (loss)		$1,860,400	$(148,200)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:
Depreciation - G&A		15,400	32,600
Depreciation - cost of sales	20	2,224,000	1,400,300
Amortization of gold bond discount	12	104,200	156,400
Unrealized loss on derivatives	8	116,100	32,800
Gain on sales of investments available-for-sale		(95,900)	(85,000)
Deferred tax asset	13	961,800	-
Loss on asset disposals		14,400	-
Share-based compensation expense	18	144,800	109,100
Accretion of asset retirement obligation	9	93,800	108,300
		3,578,600	1,754,500
Changes in operating assets and liabilities:
Increase in inventories		(940,900)	(1,017,500)
Decrease (increase) in prepaid and other assets		528,600	(661,300)
(Decrease) increase in accounts payable and accrued liabilities		(990,500)	822,800
Decrease in asset retirement obligations	9	(122,000)	(113,700)
Total adjustments		2,053,800	784,800

Net cash and cash equivalents provided by operating activities		3,914,200	636,600

Cash flows from investing activities:
Purchases and development of property and equipment		(2,817,300)	(1,802,200)
Decrease in restricted cash	6	409,400	300
Proceeds from sale of investments available-for-sale		446,200	85,000
Capitalized loan interest		(458,500)	-

Net cash and cash equivalents used in investing activities		(2,420,200)	(1,716,900)

Cash flows from financing activities:
Repayments of notes payable		(230,600)	(1,330,500)
Repayments of gold bonds	12	(906,300)	(906,300)
Repayments of finance lease obligations	11	(184,300)	(63,000)
Warrant exercise		2,208,900	-

Net cash and cash equivalents provided by (used in) financing activities		887,700	(2,299,800)

Effect of exchange rate changes on cash		(16,300)	3,200
Net increase (decrease) in cash and cash equivalents		2,365,400	(3,376,900)
Cash and cash equivalents, beginning of the period		9,963,100	9,593,200

Cash and cash equivalents, end of the period		$12,328,500	$6,216,300

The accompanying notes are an integral part of these financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the Three Months Ended March 31

(in United States dollars, unaudited)

		2012	2011
Supplemental disclosures of cash flow information:
1.	Interest paid	$735,200	$381,200
Supplemental disclosures on noncash activity:
1.	Capitalized leases for mining equipment	$170,600	$-
2.	Notes payable for mining equipment	$656,300	$-
3.	Marketable securities received for option payments	$144,900	$196,800
4.	Depreciation processed through inventory	$2,302,000	$1,718,400
5.	Issued shares for exercise of options	$453,800	$-
6.	Issued 2,000,000 shares for debentures converted into shares	$-	$938,400
7.	Issued 618,556 shares for Sprott extension of credit agreement	$600,500	$-

The accompanying notes are an integral part of these financial statements.

8

ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.           Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, development, permitting, construction, operation and final closure of mining properties. Atna’s ongoing efforts are focused primarily on precious metals in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint ventures with other companies.

The Company is presently operating one gold mine, Briggs, and using the cash flows from this mine to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced commercial production in July 2009. Briggs produced and sold approximately 9,400 ounces of gold during the first quarter of 2012 (“first quarter”) at an average gold price of $1,683 per ounce.

Development efforts in 2012 are principally focused on the underground mine at Pinson where the Company expects to commence production by year-end 2012. Pinson is located near Winnemucca, in Humboldt County, Nevada. Continuing development is planned in 2012 at Reward, a permitted mine site near Beatty, Nevada, for which the Company expects to complete construction in 2013. Additional development is planned in 2012 at Pinson on a feasibility study for an adjacent open pit mine and at Columbia on a feasibility study.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally include completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012; completion of top soil placement over leach-pad areas; and the ongoing monitoring and treatment of water.

2.          Accounting policies:

Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements were approved for issue on May 8, 2012, by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation; Canyon Resources (Jersey) Inc. and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

9

Joint Ventures: A joint venture is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint venture exercise Joint Control, based on the terms of the agreement, over the Entity (“JCE”) or over Assets (“JCA”). In the case of a JCA, no entity has been established. JCEs are accounted for using the equity method of accounting. JCAs are accounted for using the proportionate consolidation method of accounting.

Segment reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. It is anticipated that when the Company has multiple operating mines that each mining operation will form a separate reporting segment.

Management estimates and assumptions

Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s consolidated assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates.

The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; completion of technical and feasibility studies; the recoverability and timing of gold production from the heap leach process affecting gold inventories, payments by third parties on the value of ores sold or processed, gold sale payments, and cash flow estimates; environmental, reclamation and closure obligations; asset impairments, or the lack thereof; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; and contingencies.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. The significant items reclassified were splitting derivative liabilities between long and short term on the Consolidated Balance Sheets and showing depreciation included in cost of sales as a separate item on the Consolidated Statements of Operation and Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. At March 31, 2012, the Company had cash and cash equivalents of $12,328,500. Included in the cash and cash equivalents balance was $2,084,800 exclusively available for use at Pinson per the terms of the Sprott credit facility (Note 10).

Restricted cash is cash that is not available for general corporate use. Generally, cash is restricted as a result of being held as security related to reclamation bonds.

10

Inventories

Inventory includes recoverable gold in stockpiled ore, in ore being processed on the leach pad, in the processing plant, and in doré. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in any inventories. Adjustments to net realizable value are reported in current period costs. Write-downs of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Recoverable gold ounces are calculated by multiplying the estimated future recovery rate by the contained ounces of gold. Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and shipped but where title has not passed to the buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel, lubricants, and reagents consumed in mining and ore processing activities.

Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the three months ended:

	March 31,
	2012	2011
Exploration expenditures:
Briggs	$13,700	$258,400
Pinson	-	53,600
Reward	81,800	193,500
Columbia	24,200	12,000
Other	30,300	2,200

Total exploration expenditures	150,000	519,700

Less: Capitalized Briggs and Reward drilling and related expenditures	22,500	447,900

Exploration expense on statement of operations	$127,500	$71,800

Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material.

Exploration expenditures are expensed unless management determines that the expenditures have a reasonable probability of producing future economic benefits. The portions of acquisition, drilling and assessment costs to develop mineral resources and reserves that have been determined to have future economic benefits are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

11

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Development, including deferred stripping, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset.

Deferred Stripping Costs: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” costs. Production stripping costs are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area. This amortization of production stripping costs is assigned to inventory and flows through cost of sales as a cash operating cost as the inventory is relieved. Cash flows related to production stripping are included in operating activities.

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. The Company determined that there was no impairment of the assets at March 31, 2012, or December 31, 2011.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability.

12

Financial instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			March 31, 2012		December 31, 2011
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value
Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	12,328,500	12,328,500	9,963,100	9,963,100
Restricted cash	Loans and receivable	1	4,945,800	4,945,800	5,743,800	5,743,800
Investments	Available-for-sale	1	532,700	532,700	323,900	323,900
Total financial assets			17,807,000	17,807,000	16,030,800	16,030,800
Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	4,118,500	4,118,500	4,411,100	4,411,100
Derivative liabilities	Held-for-trading	2	2,961,200	2,961,200	2,845,100	2,845,100
Notes payable	At amortized cost	2	21,879,200	21,879,200	21,479,100	21,479,100
Gold bonds, net of discount	At amortized cost	2	5,979,100	5,979,100	6,781,200	6,781,200
Finance leases	At amortized cost	n/a	2,463,500	2,463,500	2,477,300	2,477,300
Total financial liabilities			37,401,500	37,401,500	37,993,800	37,993,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	March 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	-	-	6,019,400	-	-	6,047,600

13

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 9 for additional information and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership passes to the buyer which is determined by the precious-metals sales contract, the price is fixed or determinable and collection is reasonably assured. The Company produces gold and silver in doré form and ships the doré to a refinery for further processing. For a financing fee, the Company can sell the precious metals immediately after acceptance by the refinery.

Share based compensation

Under the Company’s Stock Option Plan (see Note 18), common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase recorded in the contributed surplus equity account.

The expense is based on the fair value of the options at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital. Expense adjustments for terminations during the vesting period are recorded using an estimated forfeiture rate based on historical data and adjusted to actual rates quarterly.

Income taxes

Income taxes comprise the provision for or recovery of taxes actually paid and payable in the future. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, an unrecognized deferred tax asset is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. All resulting translation gains or losses are included as a separate component of other comprehensive income.

Recently issued Financial Accounting Standards that may impact the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the International Financial Standards Board (“IASB”) issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

14

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

3.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss, and purchases and sales are reported as investing activities in cash flows. As of March 31, 2012 and December 31, 2011, the fair values of the investments were $0.5 million and $0.3, respectively. The changes in fair value for the three months ended March 31, 2012 and 2011, were a gain of nil and $0.1 million, respectively.

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4.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated additional costs of completion. Gold inventories consisted of the following categories as of:

	March 31,	December 31,
	2012	2011
Ore stockpile	$257,300	$330,200
Leach pad	12,590,100	11,784,000
Process plant and refinery	2,683,900	2,621,300

Total gold inventories	$15,531,300	$14,735,500

5.	Property, plant, mine development, and mineral interests, net:

		As of March 31, 2012
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$32,741,800	$13,453,400	$19,288,400
Mine development	UOP	10,917,200	2,540,300	8,376,900
Deferred stripping	UOP	3,947,400	2,047,200	1,900,200
Mineral interests	UOP	56,327,200	2,972,700	53,354,500
Asset retirement cost	UOP	2,167,600	263,900	1,903,700

		$106,101,200	$21,277,500	$84,823,700

		As of December 31, 2011
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$31,173,100	$11,847,100	$19,326,000
Mine development	UOP	7,812,000	2,253,400	5,558,600
Deferred stripping	UOP	3,947,400	1,873,000	2,074,400
Mineral interests	UOP	56,304,200	2,719,800	53,584,400
Asset retirement cost	UOP	2,167,600	229,800	1,937,800

		$101,404,300	$18,923,100	$82,481,200

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The increase in net book value of mine development from $5.6 million as of December 31, 2011 to $8.4 million as of March 31, 2012, was due primarily to additions at Pinson. A roll-forward of property, plant, mine development, and mineral interests, net, for the twelve months ended March 31, 2012, follows.

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2012	$28,356,300	$10,646,500	$9,031,400

Acquisition/development capitalized	1,207,600	22,500	-
Depreciation and Amortization	(2,302,000)	(5,000)	-
Dispositions	(14,400)	-	-
Net change in the period	(1,108,800)	17,500	-

Ending balance, March 31, 2012	$27,247,500	$10,664,000	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2012	$29,874,400	$4,572,600	$82,481,200

Acquisition/development capitalized	3,491,000	-	4,721,100
Depreciation and Amortization	(47,200)	(10,400)	(2,364,600)
Dispositions	-	-	(14,400)
Effect of foreign rate change	-	400	400
Net change in the period	3,443,800	(10,000)	2,342,500

Ending balance, March 31, 2012	$33,318,200	$4,562,600	$84,823,700

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Other property in the area includes four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits and is under development. Additional drilling and infrastructure development is planned in 2012. Most of the property is subject to a 3 percent net smelter return (“NSR”) royalty. A NSR is a defined percentage of the gross revenues from a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company expects to commence a feasibility study for Columbia in 2012. The patented claims are subject to NSR royalties that range from zero percent to 6 percent.

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(d)	Pinson Property, Nevada:

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. Pinson has a “small-mine” operating permit allowing underground mining of 36,500 tons of ore per year. The Company began redevelopment of the mine based on this permit in the fourth quarter of 2011. The decision to commence work is not based on the results of a technical report, but is based on an analysis of the critical path required to commence production by year-end 2012. NI 43-101 compliant mineral reserve estimates are expected to be released in the first half of 2012. Once these studies are completed, applications for additional permits to operate at increased rates will be prepared and filed with the State of Nevada. No Federal filing is required since the potential underground mining zones are located on private lands. New permits allowing increased levels of underground production are expected early in 2013.

(e)	Other Properties:

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $2.3 million at March 31, 2012 and December 31, 2011.

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. The Company has a 100 percent interest in 22 claims on Clover, subject to a 3 percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006, however in February of 2012, Yamana advised Atna of its intent to terminate its earn-in agreement on Clover. The Company will consider alternatives to continue exploration at this property.

Adelaide and Tuscarora Properties, Nevada: Adelaide is located about 30 miles south of Winnemucca, Nevada and Tuscarora is located about 48 miles south of Elko, Nevada. These properties have a capitalized basis of $0. The properties are operated by Golden Predator Corp. ("GPD") who completed the earn-in provisions of the option agreement at the end of 2011. Atna retains an NSR of up to 1.5 percent but not less than 0.5 percent on both the Adelaide and Tuscarora gold prospects in Nevada. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was $0.8 million as of March 31, 2012, and December 31, 2012.

Uranium Joint Venture, Wyoming: The capitalized basis of this property is $1.0 million. In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement (the “Supplemental Agreement”) under which Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012, to increase its interest in the project from 30 percent to 51 percent. If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures.

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Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million.

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM) (“Canarc”). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Company a 2 percent NSR. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1,375,000 over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2 percent NSR position that will be allocated to their respective accounts.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and a NSR of between 0.5 percent and 1 percent, depending on underlying royalty structures.

The White Bull polymetallic prospect is located in the Cassiar Mountains of British Columbia in the Laird Mining Division. Atna will receive $0.1 million in payments over the four years following the agreement and a 1 percent NSR.

6.	Restricted cash held in surety:

Restricted cash providing surety deposits and meeting regulatory obligations consist of the following:

	March 31,	December 31,
	2012	2011
Kendall reclamation property (a)	$2,346,000	$2,345,500
Briggs Mine (b)	1,914,400	1,914,300
Columbia property (a)	65,300	65,300
Reward Project (b)	357,800	769,900
Pinson (e)	257,700	644,200
Other properties	4,600	4,600

Total restricted cash - Non-current	$4,945,800	$5,743,800

(a) Held directly by the Montana Department of Environmental Quality (“DEQ”).

(b) Held in bank trusts benefiting the surety and/or Inyo County, California. Trustees may invest funds in US Treasury instruments and certificates of deposit.

The decrease in the restricted cash balance of $0.8 million in the first quarter of 2012 principally resulted from the replacement of bonds consisting of cash with surety bonds issued by an insurer and for which the insurer required less cash as collateral.

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7.	Production stripping costs:

The following schedule provides a roll-forward of the carrying values for production stripping costs for the three months ended March 31, 2012, and twelve months ended December 31, 2011:

	March 31	December 31
	2012	2011
Balance, beginning of the period	$5,896,500	$4,493,200
Production stripping costs capitalized	540,500	4,033,900
Amortization	(942,800)	(2,630,600)

Balance, end of the period	$5,494,200	$5,896,500

Production stripping costs are amortized using the UOP amortization method based on the life of the applicable pit.

8.	Financial instruments:

Cash and cash equivalents, receivables and restricted cash: Carrying amounts approximate fair value based on the short-term maturity of these instruments. Cash equivalents are those instruments that have original maturities of 90 days or less.

Non-current liabilities: See “non-current liabilities” in Note 2.

Derivatives: As of March 31, 2012, the Company has the following gold derivative liability outstanding. These are embedded in the 2009 Gold Bonds (as defined in Note 12), and the fair value is reflective only of the derivative component of the 2009 Gold Bonds. The strike price of $1,113 was the spot price of gold when the bonds were issued in 2009.

	US$	Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Gold Bond Forwards	$1,113	2,443	3,257	5,700	$2,961,200

Embedded derivative (Note 12)

The Company had a $3.0 million and a $2.8 million derivative liability as of March 31, 2012 and December 31, 2011, respectively.

The March 31, 2012, fair values of the outstanding derivatives were determined using the following weighted average assumptions:

	US$	Gold Price		Discount
Hedging Contract	Strike Price	End of Period		Rate
Gold bond forwards	$1,113	$1,663	*	12%

* London PM Fix on March 30, 2012

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The remaining gold forward sales embedded in the 2009 Gold Bonds expire quarterly from June 30, 2012 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is not to hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At March 31, 2012, the outstanding hedge position covered less than 9 percent of the annual forward-looking gold production from the Briggs Mine.

The net change in the fair value of the embedded derivatives will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Historical losses on derivative positions for the three months ended follow:

	March 31,
	2012	2011
Realized (loss) on derivative	$(446,600)	$(250,000)
Unrealized (loss) on derivative	$(116,100)	$(32,800)

9.	Asset retirement obligations:

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2011 were based on a discount rate of 9.0 percent and a cost inflation index of 3.4 percent. The schedule for payments to settle the ARO liabilities currently runs through 2027.

Kendall has been closed and is the only property for which the only activity is remediation. The Kendall ARO of $1.8 million is based on the estimated costs for capping and seeding, construction and maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following provides an analysis of the carrying values for AROs for all properties as of:

	March 31	December 31
	2012	2011
Balance, beginning of the period	$6,047,600	$4,619,300
Settlements	(122,000)	(472,900)
Accretion expense	93,800	433,200
Change in estimate	-	(30,300)
New obligation - Pinson acquisition	-	1,517,800
Effect of exchange rate on activity	-	(19,500)
Balance, end of the period	6,019,400	6,047,600
Less: AROs - current	1,207,700	1,181,100

AROs - non-current	$4,811,700	$4,866,500

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10.	Notes payable:

The following provides a roll-forward of notes payable as of:

	March 31	December 31
	2012	2011
Balance, beginning of the period	$21,479,100	$5,240,700
Principal payments	(230,600)	(1,921,500)
Conversions to equity	-	(943,700)
Discount for Sprott amendment fee	(600,500)
Notes issued (includes Sprott note)	656,400	19,414,100
Amortization of discount	203,400	383,300
Foreign exchange effect	371,400	(693,800)
Balance, end of the period	21,879,200	21,479,100
Less: notes payable - current	2,802,900	19,908,600

Notes payable - non-current	$19,076,300	$1,570,500

In August 2011, the Company issued a C$20 million short-term note to Sprott to finance the acquisition and initial development of Pinson. In February 2012, the Company reached an agreement with Sprott to extend the term of this credit facility with principal repayments now due as follows: C$2.5 million due February 28, 2013, C$2.5 million due May 31, 2013, and the balance of C$15 million due August 31, 2013. As consideration for extending the credit facility Atna issued 618,556 common shares to Sprott. Interest on principal balances accrues at an annual rate of 9.0 percent per annum compounded monthly and payable quarterly. A summary of the Sprott credit facility follows, inclusive of a roll-forward through March 31, 2012.

		Transaction
	Sprott Note	Costs	Total
Balance, beginning January 1, 2012	$19,665,700	$(616,100)	$19,049,600
Discount for Sprott Amendment Fee		(600,500)	(600,500)
Amortization of loan origination fees	-	203,400	203,400
Foreign Exchange Effect	384,400	(13,000)	371,400
Balance, end of period	20,050,100	(1,026,200)	19,023,900
Less: Sprott note current liability			1,756,400

Sprott note - non-current liability			$17,267,500

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Interest expense and capitalized interest on all notes payable for the three months ended:

	March 31,
	2012	2011
Interest expense	$697,400	$89,900
Interest capitalized as mine development:
Cash interest payments to lenders	$457,800	$-
Amortization of Sprott debt transaction cost	$203,400
	$661,200	$-

11.	Finance leases:

The following provides a roll-forward of finance leases as of:

	March 31	December 31
	2012	2011
Liability Balance, beginning of the period	$2,477,300	$896,900
New Leases	170,500	2,036,200
Payments applied to principal	(184,300)	(418,400)
Lease Adjustment	-	(37,400)
Balance, end of the period	2,463,500	2,477,300
Less: finance leases - current liability	774,700	746,000

Finance leases - non-current liability	$1,688,800	$1,731,300

Cost of leased assets	$3,349,600	$3,160,000
Accumulated depreciation on leased assets	$1,486,000	$1,346,500

Interest rates on leased assets are predominately within 1 percent of a 5 percent average. Interest and depreciation expense on capital lease obligations for the three months ended:

	March 31,
	2012	2011
Interest expense	$31,200	$12,500
Depreciation expense	$139,500	$38,800
Interest expense capitalized to mine development:	$700	$-

12.	2009 Gold Bonds:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“the 2009 Gold Bonds”). The 2009 Gold Bonds require quarterly payments through December 31, 2013; each quarter’s payment being equivalent to the market value of 814 ounces of gold based on a closing gold price ten-trading-days prior to the end of each quarter. Interest at a 10 percent annual rate is also payable quarterly on the declining principal balance. The 2009 Gold Bonds include covenants restricting the Company’s hedge position to 50 percent of its future estimated consolidated gold production and providing a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as equipment leases.

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The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and amortization was less than $0.1 million for the three months ended March 31, 2012 and 2011, respectively. Total interest expense recognized for the 2009 Gold Bonds was $0.3 million and $0.4 million for the three months ended March 31, 2012 and 2011, none of which was capitalized.

For purposes of financial reporting, the embedded derivative has been separated from the 2009 Gold Bond liability (See Note 8). The following provides a roll-forward of the 2009 Gold Bond liability and related discounts for the three months ended March 31, 2012.

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability Balance, beginning of the period	$7,250,000	$(297,100)	$(171,700)	$6,781,200
Payments	(906,300)	-	-	(906,300)
Amortization	-	66,000	38,200	104,200
Balance, end of the period	6,343,700	(231,100)	(133,500)	5,979,100
Less: gold bonds - current liability				3,338,500

Gold bonds - non-current liability				$2,640,600

The following provides a roll-forward of the 2009 Gold Bonds and related discounts for the twelve months ended December 31, 2011:

		Origination Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Liability Balance, beginning of the period	$10,875,000	$(643,900)	$(372,000)	$9,859,100
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	346,800	200,300	547,100
Balance, end of the period	7,250,000	(297,100)	(171,700)	6,781,200
Less: gold bonds - current liability				3,286,400

Gold bonds - non-current liability				$3,494,800

13.	Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual, income tax rate; 35 percent in 2012. Thirty five percent is the blended average of the US federal and state rates. The Company is using the US income tax rate as the applicable statutory rate in 2012 as its primary operations are in the US.

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Tax recognized in net income:	Three Months Ending
	March 31,
	2012	2011
Current tax expense	$40,000	$-
Deferred tax expense	961,800	-
Income tax expense	$1,001,800	$-

A change of ownership under Section 382 of the US Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result of the ownership change, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum for federal purposes. Losses recognized after the merger in 2008 are not subject to this limitation.

The Company recognizes the benefit of deferred tax assets only to the extent it is probable that future taxable income will be offset by NOL carryforwards and deductible temporary differences. The Company estimated deferred tax assets as of March 31, 2012 and December 31, 2011 to be $9.5 million and $10.4 million. The Company has not recognized deferred tax assets attributable to tax losses of approximately $6.9 million of US net operating losses, $700,000 of Canadian noncapital losses, and $300,000 of Canadian capital losses. The unrecognized US net operating losses expire between 2012 and 2031 and the unrecognized Canadian noncapital losses expire between 2028 and 2031. The unrecognized deferred tax assets attributable to temporary differences relate to excess tax basis in Canadian properties.

14.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation ("CRK"), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company conducted closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste-rock dump surfaces.

Kendall operated under permits issued by Montana Department of Environmental Quality ("MDEQ") and other regulatory agencies. In February 2002, the MDEQ issued a decision that a comprehensive Environmental Impact Study ("EIS") was required to consider approval of final closure at Kendall. The MDEQ has never completed this EIS. In April 2012, CRK entered into an Agreement with MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of this Agreement, CRK will submit an application to the MDEQ within 90 days of signing to amend its Operating Permit and to provide a final closure and reclamation plan for the Kendall mine site. The final closure plan is substantially complete and ready for submission. MDEQ shall perform a completeness review of this plan supported by a closure EIS. A third party contractor will be retained to conduct the closure EIS and the project will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. All outstanding administrative contests between CRK and the MDEQ are to be dismissed as a result of this Agreement.

In 2011, CRK received permission from MDEQ to place the final topsoil cover on the leach pads, and this work is anticipated to be completed during the 2012 field season.

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In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. The Company expects to utilize a portion of these funds to deposit $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the final leach-pad capping project. Once a final Record of Decision on the final closure plan has been issued by the MDEQ, as part of the Agreement, CRK will create a trust fund to provide for any future construction and operation, maintenance and replacement of water treatment and closure facilities. Funds remaining in the current funds on deposit with the MDEQ will be utilized in funding this trust.

(b)	Surety bonds:

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.9 million.

The total bonding requirement for Reward is $5.9 million of which $5.0 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson is estimated to be $1.9 million. A $0.6 million bond has been posted and the remaining $1.3 million will be required by year end 2012. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

(c)	Lease commitments:

The Company has entered into various leases for office space and office equipment. As of March 31, 2012, there were future minimum lease payments of less than $0.1 million per year for all office space and office equipment leases.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.2 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped.

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15.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the quarter ended March 31, 2012, and the year ended December 31, 2011.

	March 31	December 31
	2012	2011
	# of Shares	# of Shares
Balance, beginning of the period	117,374,643	99,002,468
Pinson purchase	-	15,000,000
Conversions of notes payable	-	2,000,000
Sprott credit agreement (See Note 10)	618,556	1,049,119
Warrant exercises	3,139,687	188,250
Option exercises	437,454	134,806

Balance, end of the period	121,570,340	117,374,643

On March 10, 2011, the Company called all of its outstanding debentures and C$1.0 million was converted into 2.0 million common shares at a conversion price of C$0.50 per share.

In September of 2011, the Company acquired the remaining 70 percent interest in Pinson. The purchase price included the issuance of 15 million shares, $15 million in cash, and other assets. To finance the acquisition and initial development of Pinson, C$20 million was raised through a credit agreement with Sprott that entailed paying a $0.7 million fee with 1.0 million common shares.

In the first quarter of 2012, the Company reached an agreement with Sprott to extend the term of its C$20 million credit facility. As consideration for extending the credit facility, the Company issued 618,556 common shares to Sprott (see Note 10).

No warrants were issued in 2011 or the first quarter of 2012. In the first quarter of 2012, warrants to purchase 3,139,687 common shares were exercised at a price of C$0.70 per share. The following is a summary of the outstanding warrants as of March 31, 2012:

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

December 2, 2012	0.7	C$	0.70	5,346,224

See Note 18 pertaining to the exercise of options as equity transactions.

18.	Stock Options and Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). As of March 31, 2012, there were 8.2 million underlying shares outstanding under the Option Plan.

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The Option Plan is administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of March 31, 2012, there were a maximum of 12.2 million underlying shares available under the Plan and 4.0 million underlying shares issuable and available for future option issues. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Baring further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option disclosures for the three months ended March 31:

	2012	2011
Stock-based compensation expense - millions	$0.1	$0.1
Intrinsic value of options exercised - millions	$0.7	$0.0
Fair value of awards vesting - millions	$0.0	$0.0
Cash received on option exercises - millions	$0.0	$0.0
Unamortized stock-based expense - millions	$0.5	$0.4

The following table summarizes the weighted-average assumptions used in determining fair values of option grants during the three months ended March 31:

	2012	2011
Grant date fair value	C$0.39	None isued
Grant market price	C$1.11	None isued
Ending common share price	C$1.20	C$0.55
Expected volatility	52%	None isued
Expected option term - years	3.0	None isued
Risk-free interest rate	1.2%	None isued
Forfeiture rate	8.6%	None isued
Dividend yield	0%	0%

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The following provides a roll-forward of the Company’s beginning and ending granted options for the quarter ended March 31, 2012.

		Weighted		Weighted	Aggregate
		Average	Weighted	Average	Intrinsic
	Number	Exercise	Average	Remaining	Value
Outstanding Grants	(000')	Price	Fair Value	Contractual Life	in Millions
Balance, beginning of the period	9,484	$0.73	$0.28	3.2	$1.5
Granted	175	$1.11	$0.29		$-
Exercised/Released	(1,346)	$0.97	$0.34		$0.7
Cancelled/Forfeited	(140)	$0.74	$0.27		$0.1
Expired	(3)	$1.32	$0.42		$-
Balance, end of the period	8,170	$0.69	$0.26	3.2	$4.2
Vested and exercisable, end of the period	5,553	$0.64	$0.25	2.9	$3.1
Vested and expected to vest, end of the period	7,941	$0.68	$0.26	3.2	$4.1

19.	Certain concentrations of credit risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s consolidated financial position or results of operations. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

The Company has sold its gold and silver production at market prices to two customers during the past three years. The outstanding receivable balance has been kept below 2 percent of annual revenue. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that the loss of either of its customers would not have a material adverse affect.

The embedded derivative in the 2009 Gold Bond was the only significant gold hedge derivative contract outstanding as of March 31, 2012, and December 31, 2011. Since the 2009 Gold Bonds do not require further cash payments to the Company it does not generate third party credit risk to the Company.

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20.	Cost of Sales:

The following is a reconciliation of current period mine operating costs to cost of sales for the three months ended:

	March 31,
	2012	2011
Mine operating costs (excluding depreciation and amortization)	$9,337,900	$7,101,700
Decrease (increase) in gold inventory - cash costs	(717,900)	(1,065,100)
Production related depreciation and amortization	2,224,000	1,400,300

Total cost of sales	$10,844,000	$7,436,900

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include all exploration, holding costs, corporate office costs, write-downs and impairments, business development costs and other costs not associated with the production process. All mine site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when gold is sold. There were no lower of cost or market adjustments in cost of sales in the periods presented.

21.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. The weighted average dilutive securities included in the first-quarter-2012 EPS calculation were 6,246,146 common share equivalents. Common share equivalents; which include share options, warrants to purchase common shares, share grants and convertible debentures; for the three months ended March 31, 2012 and 2011, that were not included in the computation of diluted EPS because the effect would be antidilutive were 10.2 million and 17.9 million, respectively. Because the Company reported a net loss for the three months ended March 31, 2011, inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently the Company’s basic and diluted EPS are the same for the first quarter 2011.

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